March 4, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 10 F Street NE Washington, D.C. 20549	White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200 whitecase.com

Attn:  Claudia Rios and Kevin Dougherty

Re:	Grupo Aeroméxico, S.A.B. de C.V.

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted December 21, 2023

CIK 0001561861

Dear Ms. Rios and Mr. Dougherty:

In connection with the above-referenced Amendment No. 3 to the draft registration statement on Form F-1, confidentially submitted on December 21, 2023, relating to the proposed offering of equity securities of Grupo Aeroméxico, S.A.B. de C.V. (the “Issuer”), we are writing to submit the Issuer’s response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated January 17, 2024 (the “Comment Letter”).

The Issuer has revised the draft registration statement in response to the Comment Letter and is confidentially submitting concurrently with this letter Amendment No. 4 to the draft registration statement via EDGAR (“Amendment No. 4”). Amendment No. 4 reflects the Issuer’s response to the comments received from the Staff and certain updated information. For ease of reference, the comments contained in the Comment Letter are printed below in bold and are followed in each case by the Issuer’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted December 21, 2023

Risk Factors

Our fleet consists entirely of aircraft manufactured by Boeing and Embraer, page 39

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We note that your fleet consists of a number of Boeing 737-9 Max aircraft. We also note that beginning on January 6, 2024, the Federal Aviation Administration (FAA) grounded 737-9 Max aircraft operated by U.S.

United States Securities and Exchange Commission

March 4, 2024

airlines or in U.S territory and is conducting an investigation concerning an in-service incident on a Boeing Model 737-9 MAX aircraft. We note that you announced that your Boeing 737 MAX-9 aircraft will remain on the ground until the FAA and the manufacturer define the necessary inspections for their return to service. Please update your draft registration statement to include discussion regarding the grounding of your Boeing 737 MAX-9 aircraft, the risks that the grounding may impose on your business, and any mitigation efforts you may be taking to lessen these risks.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 40 and 41 of Amendment No. 4 to provide information regarding the impact on and risks to the Issuer’s business arising from the actions taken by the FAA on January 6, 2024 and subsequent developments.

Aircraft lease agreements, page 169

2.

As of September 30, 2023, you disclose that 138 of your aircraft were subject to lease agreements with more than 20 different lessors, and four of these lessors leasing a “representative” percentage of your aircraft. You also disclose that 10 of your aircraft were subject to financing agreements with the Export-Import Bank of the United States. Please file all material aircraft lease agreements or financing agreements as exhibits, or provide your analysis why you are not required to file. See Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 92 and 93 of Amendment No. 4. The Issuer advises the Staff that it does not intend to file the aircraft lease agreements or the aircraft financing agreements as exhibits. The Issuer has made this determination because the aircraft lease agreements and aircraft financing agreements are contracts made in the ordinary course of business on which, individually considered, the Issuer is not substantially dependent and that are not material to the Issuer. Item 601(b)(10)(ii) of Regulation S-K states that if a contract “is such as ordinarily accompanies the kind of its business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed” unless captured by certain enumerated categories, including “any contract upon which the registrant’s business is substantially dependent […]” or “any material lease under which a part of the property described in the registration statement or report is held by the registrant,” in which case such contract shall be filed “except where immaterial in amount or significance.”

Individually considered, none of the Issuer’s aircraft leasing agreements or aircraft financing agreements is material in amount or significance. As of September 30, 2023, the Issuer had 138 active lease agreements, all subject to standard market conditions. With respect to the aircraft financing agreements, as of September 30, 2023, 10 of the Issuer’s aircraft were subject to these financing agreements, and the aggregate outstanding amount thereunder was $161.7 million as of September 30, 2023. Furthermore, the Issuer believes that the market for aircraft leases and other forms of aircraft financing is active and that it would be able to replace any of its current leases or financing agreements, if needed, with readily available alternatives at competitive market rates. In addition, the Issuer maintains aircraft leases agreements with 28 lessors as of September 30, 2023, and therefore is not exposed to high levels of lessor concentration.

United States Securities and Exchange Commission

March 4, 2024

Compensation for Board Members and Officers and Share Option Plan for Executives, page 208

3.	Please update your executive compensation disclosure to reflect the fiscal year ended December 31, 2023. For guidance, refer to Item 6.B of Form 20-F.

Response: The Issuer respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 209 and 210 of Amendment No. 4 to provide the above-referenced update.

Please do not hesitate to contact John Vetterli at (212) 819-8816 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:  Andrés Conesa Labastida, Grupo Aeroméxico, S.A.B. de C.V.

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